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                              July 6, 2023

       Mingzhou Sun
       Chief Financial Officer
       Datasea Inc.
       20th Floor, Tower B, Guorui Plaza, 1 Ronghua South Road
       Technological Development Zone
       Beijing, People   s Republic of China 100176

                                                        Re: Datasea Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 23, 2023
                                                            File No. 333-272889

       Dear Mingzhou Sun:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Nevada holding company with operations conducted by your
                                                        subsidiaries and
through contractual arrangements with a variable interest entity (VIE)
                                                        based in China and that
this structure involves unique risks to investors. If true, disclose that these contracts
have not been tested in court. Explain whether the VIE structure is used to provide
investors with exposure to foreign investment in China-based companies where Chinese law
prohibits direct foreign investment in the operating companies, and disclose that investors
may never hold equity interests in the Chinese operating company.
                                                        Your disclosure should
acknowledge that Chinese regulatory authorities could disallow
 Mingzhou Sun
FirstName
Datasea Inc.LastNameMingzhou Sun
Comapany
July 6, 2023NameDatasea Inc.
July 6,2 2023 Page 2
Page
FirstName LastName
         this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
         Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose the
         location of your auditor   s headquarters and whether and how the
Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 1

5. We note your disclosure that the Nevada holding company controls and receives the
         economic benefits of the VIE   s business operations through
contractual agreements
         between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations
 Mingzhou Sun
Datasea Inc.
July 6, 2023
Page 3
       equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Nevada holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham, Staff Attorney, at (202) 551-6521 of Jeff Kauten, Staff
Attorney, at (202) 551-3447 with any questions.



                                                             Sincerely,
FirstName LastNameMingzhou Sun
                                                             Division of
Corporation Finance
Comapany NameDatasea Inc.
                                                             Office of
Technology
July 6, 2023 Page 3
cc:       David Manno
FirstName LastName